TOURNIGAN GOLD CORPORATION

Suite 301, 700 West Pender Street

Vancouver, British Columbia

CANADA     V6C 1G8

Tel:  604-683-8320   Fax:  604-683-8340   E-mail:  info@tournigan.com

VIA FEDEX OVERNIGHT

July 25, 2005

Susan Min

US Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street NW

Washington, D.C.  20549

RE: Form 20-FR/A Registration Statement

 Tournigan Gold Corporation (“the Company”)

 SEC file # 000-50486; Accession Number 0001052918-05-000326

Dear Ms. Min:

Thank you for your comment letter dated July 20, 2005.

We are forwarding you by overnight courier 4 copies of both a “red-line” and a “final” version of the Company’s Form 20-FR/A Amendment Number 2 for your convenience.  The actual Form 20-FR/A was filed electronically via EDGAR on July 22, 2005, concurrent with this letter.

Below is a “response to comment” table outlining the Company’s response to each comment in your July 20 letter, cross-referenced to Form 20-FR text page numbers where applicable.

Comment  Page   Response

   1      17   Introductory paragraph revised to state no long-term debt

   2   40/41   “Financing Time Line” revised to clarify Canaccord agency arrangements.

   3      99   Inadvertent inclusion of incorrect audit page fixed in amendment 2.

               We apologize for the oversight.

The text of the Registration Statement has reviewed and revised to replace improper use of the terms “resource” and “development”.  (Pages: 19, 21, 24, 25, 27, 29, 33, 35, 39, 45, 48, 49, 51, 53, 75, 92, 109, 110, and 139.)

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or comments.

Thank you.

Yours Truly,

Nancy La Couvée

Nancy La Couvée

Corporate Secretary

cc:  H. Roger Schwall

     Barry Stem

     Roger Baer